ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 1.910/095/2007

Finance Department
Tel. 0-2537-4512/0-2537-4611

March 2, 2007

07021682

President
The Stock Exchange of Thail
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

SUPPL

Subject: Drilling Results of exploration wells, Gawthaka-1 and Kakonna-1, in Myanmar M9 Block

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), an operator and sole shareholder of exploration block – M9 in Myanmar. The block is located in the Gulf of Mataban, about 300 kilometers south of Yangon.

PTTEP wishes to report the drilling results of exploration wells, Gawthaka-1 and Kakonna-1, in addition to the exploration well Zawtika-1A which was reported to the Stock Exchange of Thailand. Details are as follows:

1. The exploration well Gawthaka-1 was spudded on January 13th, 2007. The well was drilled to a total depth of 3,380 meters and encountered natural gas bearing formation. Two flow rate testings (Tubing Stem Test-TST) were conducted, indicating average natural gas flow rates of approximately 9.4 million and the minimum 5 million standard cubic feet per day (MMSCFD). (The testing is incomplete because our testing equipment was not able to run at full capacity)

2. The exploration well Kakonna-1 was spudded on February 7th, 2007. The well was drilled between Zawtika-1A and Gawthaka-1 wells to prove the connection between the northern and southern area of M9 block. The well was drilled to a total depth of 3,391 meters and encountered natural gas bearing formation. Two flow rate testings (Tubing Stem Test-TST) were conducted, indicating average natural gas flow rates of approximately 21.2 MMSCFD and 8.6 MMSCFD.

PROCESSED
MAR 13 2007
THOMSON
FINANCIAL

-2- / *The successful results....*

The successful results of the three exploration wells, Zawtika-1A, Gawthaka-1 and Kakonna-1, give the company confidence in the potential of natural gas in eastern M9 block. PTTEP will prepare development plan and continue to drill an exploration well, Zawtika-2, located in the south of Zawtika-1A, and 4-5 appraisal wells to establish the petroleum reserves required for the development of the eastern area of M9 block.

Yours sincerely,

Maroot Mrigadat
President

END